EXHIBIT 99.1

POET Technologies Provides Highlights from Annual General and Special Meeting

Shareholders Approve All Company Proposals

TORONTO, Oct. 12, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and telecommunication markets, provided shareholders an update on the Company’s business, technology and product development activities during its Annual General and Special Meeting (the ”Meeting” or “AGSM”), which was held virtually on Thursday, October 7, 2021.

The Company’s VP Finance and Administration, Kevin Barnes, delivered customary introductions and the call to order, and POET’s Lead Director, Peter Charbonneau, conducted the formal business of the Meeting, which included the approval of all proposals outlined in the Company’s management information circular and voting material as previously distributed to shareholders.

After completing the formal business of the Meeting, the Company’s Chief Executive Officer, Dr. Suresh Venkatesan, presented POET’s vision for becoming a global leader in photonics through its unifying platform for chip-scale hybrid integrated photonics. Dr. Venkatesan’s presentation featured the six cornerstones of the Company’s strategy and its progress on new product innovation over the last five years, from idea generation to its 2021-2022 goal of new product introduction and product commercialization. Vivek Rajgarhia, the Company’s President & General Manager, then highlighted several of the Company’s key accomplishments over the past year, including the successful launch of the Company and its products in China as well as the recent announcement of a design win and purchase order from a leading systems company. He then provided a brief overview of how the Company is positioning itself for growth both as an organization and from its five primary products. The presentations were capped off with the Company’s Chief Financial Officer, Thomas Mika, who provided background into the Company’s financial position and administration, capital structure, investor outreach program and plans to list on the Nasdaq Capital Market.

The presentations were followed by a Q&A session. The slides presented at the Meeting along with a webcast replay can be accessed in the Investor Relations section of POET’s website at: https://poet-technologies.com/agm/agm2021.html.

Highlights from the Business Update

  Optical Interposer platform lends itself to multiple applications across multiple verticals;
  Short-term focus is on data communications, followed by co-packaged optics and then health, autonomous vehicles and AI computing;
  Remainder of 2021 and 2022 will be focused on new product introductions and market entry;
  COVID-19 related disruptions in the semiconductor supply chain have impacted timelines, however the Company has worked hard and delivered on its product commitments;
  Secured design win and purchase order from a leading systems company;
  Successful launch in China to high acclaim;
  Engagement with large customer base including multiple Tier 1 companies; and
  Commitment to share consolidation and Nasdaq listing.

AGSM Results
At the AGSM, shareholders of the Company approved the following proposals:

  Re-election of the current directors, with no director receiving less than 94% of the votes cast;
  Re-appointment of Marcum LLP as the Company’s auditors;
  Amendment of the Company’s stock option plan to increase the number of stock options available for grant under the plan to 70,905,183; and
  88.54% of votes in favor of the consolidation of issued and outstanding securities.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, the form and potential of its planned joint venture, if approved, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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